Exhibit 99.1

ANNUAL GENERAL MEETING 2017 OF VOXELJET AG

DECLARED VOTING RESULTS

Percentages are approximate values.

Agenda Item	Object of the Resolution	Valid Votes Cast	% of the Share Capital	YES-Votes and % of the Votes Cast	NO-Votes and % of the Votes Cast	Proposal
No. 2	Discharge of the management board	798,343	21.46%	780,581 (97.78)%	17,762 (2.23)%	Accepted
No. 3	Discharge of the supervisory board	1,566,724	42.12%	1,547,984 (98.80)%	18,740 (0.54)%	Accepted
No. 4	Appointment of the auditor	1,640,806	44.11%	1,632,029 (99.47)%	8,777 (0.535)%	Accepted
No. 5	Election supervisory board — Mr. Eberhard Weiblen	1,622,186	44.05%	1,622,186 (98.99)%	16,551 (1.01)%	Accepted